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                            December 8, 2023

       Eric Swider
       Chief Executive Officer
       Digital World Acquisition Corp.
       3109 Grand Ave., #450
       Miami, FL 33133

                                                        Re: Digital World
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed November 13,
2023
                                                            File No. 333-264965

       Dear Eric Swider:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-4

       Cover page

   1. We note that certain shareholders have agreed to waive their redemption rights. Please disclose any
consideration provided in exchange for this agreement.
       Questions and Answers
       What vote is required to approve the proposals, page 18

   2. We note that the Sponsor intends to vote its founder shares in favor of the Business
                                                        Combination. We further
note that Class A and Class B shareholders will vote as a single class. Please revise to
disclose the percentage of unaffiliated shareholders required to approve the transaction
in light of these facts.
 Eric Swider
FirstName LastNameEric
Digital World AcquisitionSwider
                         Corp.
Comapany8,
December   NameDigital
             2023       World Acquisition Corp.
December
Page  2   8, 2023 Page 2
FirstName LastName
What interests do TMTG   s current officers and directors have in the Business
Combination?,
page 21

3. Disclose the amount (or range) of the transaction bonus to be paid to TMTG officers if the merger is completed.
Summary of the Proxy Statement Prospectus
Trump Media and Technology Group, page 30

4.       We note your statement that    since its launch, Truth Social has
experienced substantial
         growth.    Please disclose how the company measures its growth and
include a quantified
         discussion of such measures. Include similar revisions in TMTG
Management   s
         Discussion and Analysis of Financial Condition and Results of
Operations.
Risk Factors
Risks Related to Digital World and the Business Combination
Failure by New Digital World to timely file and to obtain and maintain effectiveness..., page 66

5. To clarify why the Company expects to continue to seek the termination of the remaining
         PIPE investment, explain that certain terms of the underlying securities purchase agreement cannot be satisfied by the Company because the registration statement registering the privately-placed securities for resale cannot be declared effective prior to the closing of the Business Combination.
The Combined Entity may be a "controlled company"..., page 83

6.       We note your statement that you may be a controlled company depending on the number
         of shares of common stock redeemed by the Combined Entity   s Public
Stockholders.
         However, it appears that the company will be a controlled company under the applicable
         Nasdaq rules regardless of the redemption scenario due to the issuance of the Class B common stock, which your disclosure states will grant TMTG's Chairman approximately
         55% of the total voting power of the Combined Entity's outstanding common stock. Please revise or advise.
Risks Related to TMTG's Business, page 93

7. We note your disclosure on page 241 that you intend to prevent illegal and other
         prohibited content    and your disclosure on page 30 regarding Truth
Social   s commitment
         to not censor the speech of its participants. Please provide examples
of    illegal and other
         prohibited content    and discuss the challenges involved with
limiting this content on your
         platform while maintaining    unimpeded access to Truth Social.
Risks Related to Our Chairman President Donald J. Trump
The terms of a license agreement with President Trump..., page 124

8.       We note your statement that    On October 30, 2023, President Trump
verbally affirmed
 Eric Swider
FirstName LastNameEric
Digital World AcquisitionSwider
                         Corp.
Comapany8,
December   NameDigital
             2023       World Acquisition Corp.
December
Page  3   8, 2023 Page 3
FirstName LastName
         that, notwithstanding his contractual right to do so, he would not terminate the License
         Agreement prior to the later of (A) the Outside Date and (B) any other date to which the
         Parties mutually agree to extend the time to consummate the Merger. Please tell us whether this satisfies the condition to the merger agreement with DWAC
that TMGT    use
         its reasonable best efforts to, as promptly as practicable, and no later than September 29,
         2023, obtain from DJT a waiver of (or otherwise render inoperative) his right to terminate the License Agreement prior to December 31, 2023, or any other date by which TMTG and DWAC mutually agree to extend the time to consummate the merger. If unclear, please expand your risk factor to discuss the consequence of failing to obtain such waiver. Also, disclose whether you believe this verbal affirmation is enforceable.
9. Please revise your disclosure to describe the current duration of the License Agreement, including what parties to the agreement currently have a contractual right to terminate it, and whether the parties still intend for the License Agreement to be effective in perpetuity at the close of the Business Combination.
Risks Related to Ownership of New Digital World Common Stock
New Digital World may redeem unexpired Public Warrants..., page 130

10. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Unaudited Pro Forma Condensed Combined Financial Information, page 137

11. We note on page 137 the pro forma balance sheet as of June 30, 2023 combines the historical unaudited condensed balance sheet of Digital World as of June 30, 2023 with the historical unaudited condensed consolidated balance sheet of TMTG as of June 30,
         2023 as if the Business Combination and related transactions had been consummated on
         January 1, 2022. Please clarify, if true, that you have given pro forma balance sheet effect to the Business Combination and related transactions as if they had occurred on June 30,
         2023.
12. Since TMTG is the accounting acquirer and the transaction is a recapitalization of TMTG,
         it is unclear why you disclose TMTG   s equity holders will receive
127,500,000 shares of
         common stock at a value of $10.00 per share for total consideration of $875,000,000. It is also unclear how 127,500,000 shares of common stock valued at $10.00 per share results in total consideration of $875,000,000. Please clarify your disclosure on page 138 and elsewhere, as applicable, and advise us.
Note 1. Description of the Merger, page 143

13. Please disclose the ratio of the exchange of DWAC shares for TMTG shares under the two redemption scenarios. Provide similar disclosure within the disclosure accompanying the per share data on page 54.
 Eric Swider
FirstName LastNameEric
Digital World AcquisitionSwider
                         Corp.
Comapany8,
December   NameDigital
             2023       World Acquisition Corp.
December
Page  4   8, 2023 Page 4
FirstName LastName
Note 2 - Basis of Presentation, page 143

14. Please clarify that notwithstanding the legal form of the Business Combination it is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP because TMTG is the operating company and has been determined to be the accounting acquirer, while Digital World is a blank check company.
The Business Combination Proposal (Proposal 1)
PIPE Investment, page 165

15. Please quantify the liquidated damages you would be required to pay and the amount of funds you would be required to deposit into the liquidated damages escrow account based upon the remaining PIPE investment as of a recent practicable date. The Business Combination Proposal (Proposal 1)
SEC Settlement in Principle, page 174

16. We note that you specifically highlight statements from the July 2023 SEC Cease and
         Desist Order involving the Company and include citations to the Order as an Exhibit to the registration statement. In addition, you have integrated language from the Order, or in some instances paraphrased excerpts, in various places throughout the background of the business combination beyond the section disclosing the settlement. In order to avoid confusion, please provide disclosure in the background section from the perspective of management and the board as required by Item 501(b)(7) of Regulation S-K, rather than using excerpts or summarized phrases from the Order to describe aspects of the business combination.
Description of negotiations by each of SPAC A, SPAC B, and Digital World with TMTG, page
175

17.      Please revise your statement that    [o]n or about June 21, 2022, a
staff member of the
         SEC   s Division of Corporation Finance..." to make clear that the review of the registration
         statement was being put on hold due to the SEC investigation that preceded the issuance of the Cease-and-Desist Order.
Digital World's Reasons for the Business Combination, page 187

18.      We note your statement that    at the time of entry into the Merger
Agreement, the Digital
         World board determined that the Business Combination was advisable, fair to, and in the
         best interests of Digital World and its stockholders.    We also note
your statement on page
         190 that the Digital World board no longer believes the provided TMTG business plan
         and financial model are reflective of the company   s future
performance. We further note
         that due diligence was not completed until after the filing of this amendment. Upon the conclusion of its due diligence, please revise your disclosure to
state the board   s
         recommendation as to whether the board considers the transaction fair and in the best
 Eric Swider
Digital World Acquisition Corp.
December 8, 2023
Page 5
         interest of Digital World   s stockholders and the basis for the
recommendation. Please
         make similar revisions to your discussion in the summary of the proxy statement/prospectus.
19.      We note your statement that board   s recommendation was    included,
but not limited to
         the listed material factors. We also note your later statement that
the    discussion of
         material factors initially considered by the Digital World Board is not intended to be
         exhaustive.    Please revise to include, without qualification, the
full list of material factors
         considered by the board when determining whether to approve and recommend the
         Business Combination. Please make similar revisions to your discussion in the summary of the proxy statement/prospectus.
20.      We note your statement that Digital World    did not rely on [TMTG
s] financial model as
         a determinative factor in its decision to enter into the Merger
Agreement.    Please
         reconcile this statement with your disclosure including this as a material factor supporting
         the board   s decision to enter into the merger agreement.
21.      We note that EF Hutton prepared a report on Trading Comparables including X,
         Facebook, Netflix, and Snapchat and that    the median enterprise
value of the Trading
         Comparables available exceeded $324 billion.    Please disclose the
material assumptions
         underlying this analysis and their limitations. Also, please identify the enterprise that you
         state is the most direct competitor to TMTG   s first product, Truth
Social, that had an
         enterprise value of $41 billion.
22.      Please briefly describe the changes to TMTG   s business plan and
financial model
         subsequent to October 2021.
Digital World's Management, page 218

23.      We note your disclosure regarding Patrick F. Orlando   s
qualifications to serve as director,
         which include his former position as CEO of Digital World. Please revise to disclose that
         Mr. Orlando was terminated from his role as CEO consistent with your risk factor on page
         69 and the reason for his termination.
Information about TMTG
Company
FirstNameGrowth   Strategy,
          LastNameEric      page 231
                         Swider
Comapany
24.      NameDigital
     Please              Worldthe
             briefly describe   Acquisition
                                  technologyCorp.
                                             that you aim to acquire and
incorporate into
     your product   offerings.
December 8, 2023 Page 5
FirstName LastName
 Eric Swider
FirstName LastNameEric
Digital World AcquisitionSwider
                         Corp.
Comapany8,
December   NameDigital
             2023       World Acquisition Corp.
December
Page  6   8, 2023 Page 6
FirstName LastName
License Agreement, page 233

25. Please briefly describe the limitations to the royalty-free license to use the name and likeness of TMTG's Chairman and the limitations to the duration of the License
         Agreement.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
TMTG, page 241

26. We note your disclosure on page 188 that "The Board of Digital World Acquisition
         Corporation believes that TMTG, if properly capitalized, is very well positioned to grow a user base at an accelerated pace. In 2004 when Facebook launched, it obtained an estimated 1 million users within the first year. It then took an estimated three years to reach the 10 million user mark. The board of Digital World Acquisition Corporation believes that management of TMTG is positioned to exceed this initial growth trajectory due to their unique figurehead and marketing proposition." Please disclose the basis for your statement that TMTG is positioned to exceed 10 million users by its three-year anniversary of operation.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
TMTG
Overview, page 241

27. In light of your significant operating losses and negative cash flows from operating activities, please discuss in reasonable detail your plans for achieving profitability and positive cash flows from operating activities in the future. Your discussion should address the likelihood and anticipated timing of your plans and assumptions coming to fruition.

Key Factors Affecting Results of Operations
Growth in User Base, page 243

28. We note that the number of users and user engagement are key performance metrics to measure your operating performance. Please tell us whether you gather the following data typically used by social media companies for yourself or others and, if so, please revise to disclose the metrics for each period presented and provide a discussion of any significant fluctuations from period to period:
             average revenue per user;
             ad impressions and price per ad; and
             activated and active user accounts such as monthly active users and daily active users.
Results of Operations, page 247

29. Please provide a discussion and analysis of TMTG's financial condition and results of
 Eric Swider
FirstName LastNameEric
Digital World AcquisitionSwider
                         Corp.
Comapany8,
December   NameDigital
             2023       World Acquisition Corp.
December
Page  7   8, 2023 Page 7
FirstName LastName
         operations for the years ended December 31, 2022, and 2021. Refer to
Item 303(b) of
         Regulation S-K.
Change in the Fair Value of Derivative Liabilities, page 250

30. Please explain the underlying reasons for the decrease in fair value of the derivative liability component of the TMTG Convertible Notes for all periods presented. Specifically, address how changes in underlying assumptions or valuation
         methods contributed to the change in fair value.
Critical Accounting Policies and Significant Management Estimates, page 255

31. In regard to the Convertible Promissory Notes, please discuss how the effects of reasonably likely changes in certain conditions and in your assumptions would impact your results of operations.
Certain Relationships and Related Party Transactions
License Agreement, page 297

32. Please disclose the approximate dollar value of the amount of the TMTG's Chairman's interest in the License Agreement. Refer to Item 404(d) of Regulation S-K.
Digital World Acquisition Corp.
For the 12 Months Ended December 31, 2022 and December 31, 2021
Report of Independent Registered Public Accounting Firm, page F-25

33. Please have your auditor include an explanatory paragraph in their report to address the correction of the material misstatements in your previously issued financial statements.
         Refer to paragraph .18(e) of PCAOB AS 3101.
Note 2. Restatement of Previously Issued Financial Statements, page F-36

34. Please disclose the nature of each error, such as the errors related to Accrued expenses,
         Income tax payable, Related party advance, Legal investigations costs and Remeasurement of Class A common stock to redemption value.
Trump Media & Technology Group Corp.
For the Twelve Months Ended December 31, 2022 and December 31, 2021 Consolidated Statement of Operations, page FF-20

35. Please disclose how you generated revenues in 2021 and whether all costs that directly contribute to the generation of revenues have been classified as cost of revenue for all periods presented.
36. It appears cost of revenue excludes depreciation expense, resulting in your reporting of
         income in the form of    gross profit    before depreciation. For all
periods presented, please
         revise to remove    gross profit    and relabel    cost of revenue
to    cost of revenue,
 Eric Swider
FirstName LastNameEric
Digital World AcquisitionSwider
                         Corp.
Comapany8,
December   NameDigital
             2023       World Acquisition Corp.
December
Page  8   8, 2023 Page 8
FirstName LastName
         exclusive of depreciation shown separately below,    in accordance
with the guidance in
         SAB Topic 11:B. You should similarly revise your Results of Operation disclosures in
         MD&A.
Note 2. Significant Accounting Policies and Practices
Cost of Revenue, page FF-23

37. Please disclose your policy for classifying all direct and indirect costs incurred in the generation of revenue as cost of revenue.
Revenue Recognition, page FF-25

38. Please expand your revenue recognition policy disclosure to fully comply with ASC 606-
         10-50 regarding the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. In light of your Rumble and TAME agreements, please disclose in sufficient detail the transactions that constitute your reported revenues.
         Such disclosure should clearly describe your advertising customer, the service you provide, including clearly identifying the nature of the performance obligation(s) specified in your contracts, the sales price calculation, the timing of your revenue recognition, and the material rights and obligations that attach to both parties of the contract. For your agreements with Rumble and TAME, also explain how you concluded you were the principal or agent in the arrangements. Please refer to ASC 606-10-50-12(c) and ASC
         606-10-55-36 through 55-40.
Note 7. Net Sales - Related Party, Related Party Receivable and Payable, page FF-28

39. In regard to the related party receivable and payable, please disclose the amounts, terms and manner of settlement of the transactions. Refer to ASC
850-10-50-1.
40. We note the disclosure on page 233 of the License Agreement. Please disclose the material terms of the Name and Likeness Agreement, such as the termination provisions, up-front or execution payments paid and aggregate amounts paid to date, if any, under the agreement. Please also describe how you are accounting for it and advise us.
Note 8. Convertible Promissory Notes, page FF-29

41. We note that you bifurcated a derivative liability representing the conversion feature in your convertible promissory notes. Please tell us how you considered whether the contracts are indexed to your own stock such that you would meet the scope exception in ASC 815-10-15-74 and 815-40-15, and not account for the contract as a derivative instrument. In this regard, it appears that the conversion price for Notes 1 to 7 is fixed.
42. Please tell us how your accounting of the embedded derivative and host components of convertible promissory notes comply with the allocation method specified in ASC 815-15-
         30-2 upon initial measurement and the limitation for subsequent measurement specified in
         ASC 815-15-35-3. In so doing, explain to us why the aggregate fair value initially
 Eric Swider
Digital World Acquisition Corp.
December 8, 2023
Page 9
       recognized for the derivative liability of $75.4 million shown on page F-30 is significantly greater relative to the aggregate face value at issuance of the associated convertible debt of $22.8 million.
Note 9. Fair Value Measurement, page FF-30

43. Please disclose the key assumptions utilized in determining the fair value of the conversion feature related derivative liabilities under the Black Scholes and Monte-Carlo valuation methodologies.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jeff Kauten at 202-551-3447 with any other questions.



                                                             Sincerely,
FirstName LastNameEric Swider
                                                             Division of
Corporation Finance
Comapany NameDigital World Acquisition Corp.
                                                             Office of
Technology
December 8, 2023 Page 9
cc:       Brandon J. Bortner
FirstName LastName